Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street, Suite 700
Rochester, NY 14604

Item 2	Date of Material Change

February 15, 2017

Item 3	News Release

A news release was disseminated on February 17, 2017through the facilities of
Stockwatch.

Item 4	Summary of Material Change

The Company has completed its proposed non-brokered private placement, as announced on February 3, 2017.

Item 5	Full Description of Material Change

Gross proceeds of $221,000.00 were raised through the sale of 650,000 units at a price of $0.34 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.40 for a period of 36 months.

Finder’s fees of $15,470.00 were paid in cash in association with the placement, and 45,500 finder’s warrants, bearing the same terms as the placement warrants, were issued.

All securities issued in the initial tranche are subject to a hold period in Canada expiring on June 16, 2017. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (732)-576-8800.

Item 9	Date of Report

February 27, 2017